

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2021

Gary Matthews
Chief Executive Officer
Seven Oaks Acquisition Corp.
445 Park Avenue, 17th Floor
New York, NY 10022

> **Re: Seven Oaks Acquisition Corp.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed October 22, 2021**
> **File No. 333-258030**

Dear Mr. Matthews:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-4 Filed October 22, 2021

General

1.   We note the Updated Outlook provided by Boxed to Seven Oaks management. Please discuss why the Updated Outlook did not contribute to a decreased valuation of Boxed. Additionally, to the extent applicable, please update your risk factors to acknowledge the factors considered in providing the Updated Outlook (availability of cash, corporate headcount, growth-related costs, etc.).

       You may contact Abe Friedman at (202) 551-8298 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Jennifer López-Molina at (202) 551-3792 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: David A. Sakowitz